Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On May 19, 2015, Integrys Energy Group, Inc. mailed the following notices to certain participants in its employee benefit plans:

Save. Plan. Enjoy. Wells Fargo  Important fund change is coming soon to the Integrys Energy Group 401(k) Plan for Administrative Employees!  May 22, 2015  To participants with balances in the Integrys Energy Group Company Stock Fund  In this communication Important account blackout information Fund change Important dates Account access information Complete investment line up  The merger of Wisconsin Energy Corporation (“WEC”) and Integrys Energy Group, Inc. (“Integrys”) will soon be complete (“WEC transaction”). This communication explains what you can expect and actions you may want to take. Please read this communication carefully to fully understand key dates and how they may impact your account. Access to your account will be temporarily limited as detailed below.  Important notice concerning your rights under the Integrys Energy Group 401(k) Plan for Administrative Employees (the “Admin 401(k)”)  This notice is to inform you that in preparation for the closing of the merger of Wisconsin Energy Corporation and Integrys Energy Group, Inc. (the “WEC transaction”), Integrys has decided to make the fund change detailed below.  As a result of the WEC transaction, you temporarily will be unable to direct or diversify investments in your individual account or obtain a loan or distribution from the plan. This period, during which you will be unable to exercise these rights otherwise available under the plan, is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.  The blackout period for the plan is expected to begin June 22, 2015, and end sometime during the week of July 6, 2015. During this time you can determine whether the blackout period has started or ended by contacting Wells Fargo online at wellsfargo.com or by calling the Retirement Service Center at 1-800-SAVE-123 (1-800-728-3123). You will also receive a communication when the blackout period has ended.  During the blackout period you will be unable to direct or diversify the assets held in your plan account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.  You should also be aware that there is a risk to holding substantial portions of your account balance in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the transition, and you would not be able to direct the sale of such stocks from your account during the blackout period.  If you have questions after reading this communication, please contact Donna Cole, Integrys Energy Group, Inc., at 920-433-1240 or dlcole@integrysgroup.com.

Fund change: what do I need to do? With the closing of the WEC transaction, the Integrys Energy Group Company Stock fund will be replaced with the WEC Energy Group, Inc. Stock fund. Your existing account balance in the Integrys Energy Group Company Stock fund will be exchanged as required by the WEC transaction agreement. Any cash resulting from the exchange of shares will be reinvested in WEC Energy Group, Inc. Stock. If you are satisfied with how your account balances will transfer, no action is required.  If you want to change the way your existing balance will transfer to the new investment option, sign on to your account at wellsfargo.com or call 1-800-728-3123 by 4:00 p.m. Eastern Time on June 22, 2015.  Current fund Will automatically transfer to new fund  Individual funds Integrys Energy Group Company Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: TEG  WEC Energy Group, Inc. Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: WEC  The gross expense ratio reflects the percentage of total assets that is used to cover expenses associated with the operation of the stock fund, including management fees and operating expenses. Investment options that show a net expense ratio lower than the gross expense ratio have certain fee waivers in effect that reduce the expenses for that investment option. For more information about any fee waiver, including its duration, see the investment option’s prospectus or similar disclosure document.  Important dates to remember  Date June 22, 2015 Week of July 6, 2015  Event Blackout period begins Blackout period expected to end  What it means to you Before the blackout period begins is your last chance to access your account through Wells Fargo at wellsfargo.com or 1-800-728-3123 to: Change your contribution rate Request an in-service withdrawal Change your investment selections Perform account transactions Request a loan Request a distribution Access to your account is available. You can view your account balance and perform account transactions. During the blackout period you may determine if the blackout period has ended by contacting Wells Fargo at wellsfargo.com or 1-800-728-3123. Account access You will receive a communication when the blackout is complete, which is expected to happen the week of July 6, 2015. To learn more about this change, please go online or call the Wells Fargo Retirement Service Center.  Go online: wellsfargo.com First time user? Choose Sign Up at the top of the page to get online access to your retirement account and any other accounts you have with Wells Fargo. You will be guided through a short series of questions; be sure to check the box indicating that you do not have an account number.  Have other Wells Fargo accounts? If you have other Wells Fargo accounts that you access online, sign on using your existing username and password, then select the name of your retirement plan.  Don’t automatically see your retirement plan account in your account summary? Once you’ve signed on, visit the Account Services tab, then under Account Information select Add Accounts. Your retirement account should be available to add.

Call us: 1-800-SAVE-123 (1-800-728-3123) To access your account by phone, you’ll need your Social Security number (SSN) and your personal identification number (PIN), which is initially the last four digits of your SSN. You’ll be required to change your PIN the first time you call.  The Retirement Service Center offers 24-hour automated account access. Representatives are also available Monday through Friday from 7:00 a.m. to 11:00 p.m. Eastern Time. Complete investment line up The chart below lists all the investments that will be available in your plan the week of July 6, 2015.  Asset class   Funds Target date funds: Target date   Vanguard Target Retirement Income Inv1 Target date   Vanguard Target Retirement 2015 Inv1 Target date   Vanguard Target Retirement 2025 Inv1 Target date   Vanguard Target Retirement 2035 Inv1 Target date   Vanguard Target Retirement 2045 Inv1 Asset allocation options: Balanced/Lifestyle   Fidelity® Balanced Balanced/Lifestyle   Northern Trust Balanced Fund Individual funds: Stable value/money market   NTC Money Market Fund Stable value/money market   Wells Fargo Stable Return Fund N352 Bond   NTC Bond Fund Bond   NTC Short Term Bond Fund Bond   Vanguard Totl Bd Mkt Indx Inst Domestic stock - large cap   Dodge & Cox Stock Fund Domestic stock - large cap   Northern Trust S&P 500 Value Domestic stock - large cap   NTC S&P 500 Equity Fund Domestic stock - large cap   Vanguard Total Stock Mkt Index Instl Domestic stock - large cap   American Funds Growth R5 Domestic stock - large cap   NTC S&P 500 Growth Fund Domestic stock - mid cap   NTC Mid Cap Equity Fund Domestic stock - small cap   Loomis Sayles Small Cap Value Inst Domestic stock - small cap   NTC Small Cap Equity Fund Domestic stock - small cap   Hartford Small Company Hs IA International   Northern International Equity Index International   Invesco International Growth Fund R5 Company stock   Wisconsin Energy Corporation Stock3  1None of the services provided under age-based investing are intended to constitute investment, financial, tax, or legal advice. The age-based investment options have been selected by the plan sponsor (e.g., your employer), plan committee, or other plan fiduciary. Neither Wells Fargo Bank, N.A. nor its affiliates, employees, agents, or representatives have provided investment advice or recommendations with respect to the selection of any of the age-based investment options offered in the plan. In addition, the information contained herein does not constitute “investment advice” under the Employee Retirement Income Security Act of 1974. Your access to age-based investing is subject to continued use by your plan sponsor.  2The fund is a Bank Collective Investment Fund subject to primary regulation of the Office of the Comptroller of the Currency. The fund is not a mutual fund and is not subject to the same registration requirements and restrictions as mutual funds. The fund is NOT FDIC insured, NOT an obligation or a deposit of Wells Fargo Bank, is NOT guaranteed by the Bank and involves investment risk, including possible loss of principal. For more complete information about the Wells Fargo Stable Return Fund N35, obtain a current disclosure statement by visiting wellsfargo.com/advantagefunds and entering the keyword “collective” or by calling the Retirement Service Center at 1-800-728-3123.  3Due to lack of diversification, an investment in employer stock involves more risk than other funds.

For more information about these investments including fees and expenses, obtain a current prospectus or similar disclosure document by calling the Retirement Service Center at 1-800-728-3123, visiting wellsfargo.com, or calling your plan administrator.  Investments in retirement plans:  NOT FDIC INSURED   NO BANK GUARANTEE   MAY LOSE VALUE  Fund information is obtained from sources believed to be reliable, including the mutual fund companies. Wells Fargo Bank, N.A. does not guarantee the completeness or accuracy of the information and shall not be liable for any errors in content or any actions taken upon the information. Please read the fund prospectuses carefully for more detailed information.  Recordkeeping, trustee, and/or custody services are provided by Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A., and its affiliates, employees, agents, and representatives do not act as investment advisors or investment fiduciaries with respect to the selection of participant directed investment options of any plan. The plan sponsor, plan investment committee, or other plan fiduciary must make an independent decision about which funds to include in the plan.  © 2015 Wells Fargo Bank, N.A. All rights reserved. 3633 G23892 5-15 NWS

Save. Plan. Enjoy. Wells Fargo  Important fund change is coming soon to the Peoples Energy Corporation Employee Stock Ownership Plan!  May 22, 2015  To participants in the Peoples Energy Group Employee Stock Ownership Plan (PE ESOP)  In this communication Fund change Important dates Account access information  The merger of Wisconsin Energy Corporation (“WEC”) and Integrys Energy Group, Inc. (“Integrys”) will soon be complete (“WEC transaction”). This communication explains what you can expect. Please read this communication carefully to fully understand key dates and how they may impact your account. Access to your account will be limited during the WEC transition period.  Fund change This notice is to inform you that with the closing of the WEC transaction, the Integrys Energy Group Company Stock fund will be replaced with the WEC Energy Group, Inc. Stock fund. Your existing account balance in the Integrys Energy Group Company Stock fund will be exchanged as required by the WEC transaction agreement. Any cash resulting from the exchange of shares will be reinvested in WEC Energy Group, Inc. Stock as soon as administratively practicable.  Distributions for June 30, 2015, will process after the WEC transition period and shares will be issued as WEC Energy Group, Inc. Stock as soon as administratively practicable.  You should also be aware that there is a risk to holding substantial portions of your account balance in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the transition, and you would not be able to direct the sale of such stocks from your account during the transition period.  Current fund Individual funds Integrys Energy Group Company Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: TEG  Will automatically transfer to new fund WEC Energy Group, Inc. Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: WEC  The gross expense ratio reflects the percentage of total assets that is used to cover expenses associated with the operation of the stock fund, including management fees and operating expenses. Investment options that show a net expense ratio lower than the gross expense ratio have certain fee waivers in effect that reduce the expenses for that investment option. For more information about any fee waiver, including its duration, see the investment option’s prospectus or similar disclosure document.

## Important dates to remember

| Date | Event | What it means to you |
|---|---|---|
| June 22, 2015 | Transition period begins | Before the transition period begins is your last chance to access your account through Wells Fargo at **wellsfargo.com** or **1-800-728-3123.** |
| Week of July 6, 2015 | Transition period expected to end | Access to your account is available. You can view your account balance and request distribution.<br><br>During the transition period you may determine if the transition period has ended by contacting Wells Fargo at **wellsfargo.com** or **1-800-728-3123**. |

## Account access

You will receive a communication when the Transition is complete, which is expected to happen the week of July 6, 2015. After the transition period ends, you may access your account again. To learn more about this change, please go online or call the Wells Fargo Retirement Service Center.

### Go online: wellsfargo.com

First time user? Choose **Sign Up** at the top of the page to get online access to your retirement account and any other accounts you have with Wells Fargo. You will be guided through a short series of questions; be sure to check the box indicating that you do not have an account number.

Have other Wells Fargo accounts? If you have other Wells Fargo accounts that you access online, sign on using your existing username and password, then select the name of your retirement plan.

Don't automatically see your retirement plan account in your account summary? Once you've signed on, visit the **Account Services** tab, then under **Account Information** select **Add Accounts**. Your retirement account should be available to add.

### Call us: 1-800-SAVE-123 (1-800-728-3123)

To access your account by phone, you'll need your Social Security number (SSN) and your personal identification number (PIN), which is initially the last four digits of your SSN. You'll be required to change your PIN the first time you call.

The Retirement Service Center offers 24-hour automated account access. Representatives are also available Monday through Friday from 7:00 a.m. to 11:00 p.m. Eastern Time.

Due to lack of diversification, an investment in employer stock involves more risk than other funds.

For more information about these investments including fees and expenses, obtain a current prospectus or similar disclosure document by calling the Retirement Service Center at 1-800-728-3123, visiting wellsfargo.com, or calling your plan administrator.

Investments in retirement plans:

**NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE**

Fund information is obtained from sources believed to be reliable, including the mutual fund companies. Wells Fargo Bank, N.A. does not guarantee the completeness or accuracy of the information and shall not be liable for any errors in content or any actions taken upon the information. Please read the fund prospectuses carefully for more detailed information.

Recordkeeping, trustee, and/or custody services are provided by Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A.

Wells Fargo Bank, N.A., and its affiliates, employees, agents, and representatives do not act as investment advisors or investment fiduciaries with respect to the selection of participant directed investment options of any plan. The plan sponsor, plan investment committee, or other plan fiduciary must make an independent decision about which funds to include in the plan.

© 2015 Wells Fargo Bank, N.A. All rights reserved. 3633 G23892 5-15 NWS

Save. Plan. Enjoy. Wells Fargo  Important fund change is coming soon to the Peoples Energy Employee Thrift Plan!  May 22, 2015  To participants with balances in the Integrys Energy Group, Inc. Company Stock Fund  In this communication Important account blackout information Fund change Important dates Account access information Complete investment line up   The merger of Wisconsin Energy Corporation (“WEC”) and Integrys Energy Group, Inc. (“Integrys”) will soon be complete (“WEC transaction”). This communication explains what you can expect and actions you may want to take. Please read this communication carefully to fully understand key dates and how they may impact your account. Access to your account will be temporarily limited as detailed below.  Important notice concerning your rights under the Peoples Energy Employee Thrift Plan (the “Thrift Plan”) This notice is to inform you that in preparation for the closing of the merger of Wisconsin Energy Corporation and Integrys Energy Group, Inc. (the “WEC transaction”), Integrys has decided to make the fund change detailed below.  As a result of the WEC transaction, you temporarily will be unable to direct or diversify investments in your individual account or obtain a distribution from the plan. This period, during which you will be unable to exercise these rights otherwise available under the plan, is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.  The blackout period for the plan is expected to begin June 22, 2015, and end sometime during the week of July 6, 2015. During this time you can determine whether the blackout period has started or ended by contacting Wells Fargo online at wellsfargo.com or by calling the Retirement Service Center at 1-800-SAVE-123 (1-800-728-3123). You will also receive a communication when the blackout period has ended.  During the blackout period you will be unable to direct or diversify the assets held in your plan account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.  You should also be aware that there is a risk to holding substantial portions of your account balance in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the transition, and you would not be able to direct the sale of such stocks from your account during the blackout period.  If you have questions after reading this communication, please contact Donna Cole, Integrys Energy Group, Inc., at 920-433-1240 or dlcole@integrysgroup.com.  Fund change: what do I need to do? With the closing of the WEC transaction, the Integrys Energy Group Company Stock fund will be replaced with the WEC Energy Group, Inc. Stock fund. Your existing account balance in the Integrys Energy Group Company Stock fund will be exchanged as required by the WEC transaction agreement. Any cash resulting from the exchange of shares will be reinvested in WEC Energy Group, Inc. Stock. If you are satisfied with how your account balances will transfer, no action is required.  If you want to change the way your existing balance will transfer to the new investment option, sign on to your account at wellsfargo.com or call 1-800-728-3123 by 4:00 p.m. Eastern Time on June 22, 2015.  Current fund Individual funds Integrys Energy Group Company Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: TEG  Will automatically transfer to new fund WEC Energy Group, Inc. Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: WEC  The gross expense ratio reflects the percentage of total assets that is used to cover expenses associated with the operation of the stock fund, including management fees and operating expenses. Investment options that show a net expense ratio lower than the gross expense ratio have certain fee waivers in effect that reduce the expenses for that investment option. For more information about any fee waiver, including its duration, see the investment option’s prospectus or similar disclosure document.  Important dates to remember  Date June 22, 2015 Week of July 6, 2015  Event Blackout period begins Blackout period expected to end  What it means to you Before the blackout period begins is your last chance to access your account through Wells Fargo at wellsfargo.com or 1-800-728-3123 to: Change your contribution rate Request an in-service withdrawal Change your investment selections Perform account transactions Request a loan Request a distribution Access to your account is available. You can view your account balance and perform account transactions. During the blackout period you may determine if the blackout period has ended by contacting Wells Fargo at wellsfargo.com or 1-800-728-3123. Account access You will receive a communication when the blackout is complete, which is expected to happen the week of July 6, 2015. To learn more about this change, please go online or call the Wells Fargo Retirement Service Center.  Go online: wellsfargo.com First time user? Choose Sign Up at the top of the page to get online access to your retirement account and any other accounts you have with Wells Fargo. You will be guided through a short series of questions; be sure to check the box indicating that you do not have an account number.  Have other Wells Fargo accounts? If you have other Wells Fargo accounts that you access online, sign on using your existing username and password, then select the name of your retirement plan.  Don’t automatically see your retirement plan account in your account summary? Once you’ve signed on, visit the Account Services tab, then under Account Information select Add Accounts. Your retirement account should be available to add.  Call us: 1-800-SAVE-123 (1-800-728-3123) To access your account by phone, you’ll need your Social Security number (SSN) and your personal identification number (PIN), which is initially the last four digits of your SSN. You’ll be required to change your PIN the first time you call.

The Retirement Service Center offers 24-hour automated account access. Representatives are also available Monday through Friday from 7:00 a.m. to 11:00 p.m. Eastern Time.  Complete investment line up The chart below lists all the investments that will be available in your plan the week of July 6, 2015.  Asset class   Funds Target date funds: Target date   Vanguard Target Retirement Income Inv1 Target date   Vanguard Target Retirement 2015 Inv1 Target date   Vanguard Target Retirement 2025 Inv1 Target date   Vanguard Target Retirement 2035 Inv1 Target date   Vanguard Target Retirement 2045 Inv1 Asset allocation options: Balanced/Lifestyle   Fidelity® Balanced Balanced/Lifestyle   Northern Trust Balanced Fund Individual funds: Stable value/money market   Northern Trust Money Market Fund Bond   Northern Trust Bond Fund Bond   Vanguard Total Bond Market Index I Bond   Northern Trust Short Term Bond Fund Domestic stock - large cap   Dodge & Cox Stock Domestic stock - large cap   Northern Trust S&P 500 Value Fund Domestic stock - large cap   Northern Trust S&P 500 Equity Fund Domestic stock - large cap   Vanguard Total Stock Market Idx I Domestic stock - large cap   American Funds Growth Fund of Amer R5 Domestic stock - large cap   Northern Trust S&P 500 Growth Fund Domestic stock - mid cap   Northern Trust Mid Cap Equity Fund Domestic stock - small cap   Loomis Sayles Small Cap Value Instl Domestic stock - small cap   Northern Trust Small Cap Equity Fund Domestic stock - small cap   Hartford Small Company HLS IA International   Northern International Equity Index International   Invesco International Growth R5 Company stock   Wisconsin Energy Corporation Stock3  1None of the services provided under age-based investing are intended to constitute investment, financial, tax, or legal advice. The age-based investment options have been selected by the plan sponsor (e.g., your employer), plan committee, or other plan fiduciary. Neither Wells Fargo Bank, N.A. nor its affiliates, employees, agents, or representatives have provided investment advice or recommendations with respect to the selection of any of the age-based investment options offered in the plan. In addition, the information contained herein does not constitute “investment advice” under the Employee Retirement Income Security Act of 1974. Your access to age-based investing is subject to continued use by your plan sponsor.  2The fund is a Bank Collective Investment Fund subject to primary regulation of the Office of the Comptroller of the Currency. The fund is not a mutual fund and is not subject to the same registration requirements and restrictions as mutual funds. The fund is NOT FDIC insured, NOT an obligation or a deposit of Wells Fargo Bank, is NOT guaranteed by the Bank and involves investment risk, including possible loss of principal. For more complete information about the Wells Fargo Stable Return Fund N35, obtain a current disclosure statement by visiting wellsfargo.com/advantagefunds and entering the keyword “collective” or by calling the Retirement Service Center at 1-800-728-3123.  3Due to lack of diversification, an investment in employer stock involves more risk than other funds.  For more information about these investments including fees and expenses, obtain a current prospectus or similar disclosure document by calling the Retirement Service Center at 1-800-728-3123, visiting wellsfargo.com, or calling your plan administrator.  Investments in retirement plans:  NOT FDIC INSURED   NO BANK GUARANTEE   MAY LOSE VALUE

Fund information is obtained from sources believed to be reliable, including the mutual fund companies. Wells Fargo Bank, N.A. does not guarantee the completeness or accuracy of the information and shall not be liable for any errors in content or any actions taken upon the information. Please read the fund prospectuses carefully for more detailed information.  Recordkeeping, trustee, and/or custody services are provided by Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A., and its affiliates, employees, agents, and representatives do not act as investment advisors or investment fiduciaries with respect to the selection of participant directed investment options of any plan. The plan sponsor, plan investment committee, or other plan fiduciary must make an independent decision about which funds to include in the plan.  © 2015 Wells Fargo Bank, N.A. All rights reserved. 2142 G23892 1-15 NWS

Save. Plan. Enjoy. Wells Fargo  Important fund change is coming soon to the Integrys Energy Group Employee Stock Ownership Plan!  May 22, 2015  To participants in the Integrys Energy Group Employee Stock Ownership Plan (Integrys ESOP)  In this communication Fund change Important dates Account access information Complete investment line up  The merger of Wisconsin Energy Corporation (“WEC”) and Integrys Energy Group, Inc. (“Integrys”) will soon be complete (“WEC transaction”). This communication explains what you can expect. Please read this communication carefully to fully understand key dates and how they may impact your account. Access to your account will be limited during the WEC transition period.  Fund change This notice is to inform you that with the closing of the WEC transaction, the Integrys Energy Group Company Stock fund will be replaced with the WEC Energy Group, Inc. Stock fund. Your existing account balance in the Integrys Energy Group Company Stock fund will be exchanged as required by the WEC transaction agreement. Any cash resulting from the exchange of shares will be reinvested in WEC Energy Group, Inc. Stock as soon as administratively practicable.  Transfer requests submitted after March 31, 2015, which includes Integrys Energy Group Company Stock, will process after the end of the WEC transition period as WEC Energy Group, Inc. Stock. Distributions, withdrawals or fund transfers for June 30, 2015, will process after the transition period in the normal timeframe and shares will be issued as WEC Energy Group, Inc. Stock.  You should also be aware that there is a risk to holding substantial portions of your account balance in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the transition, and you would not be able to direct the sale of such stocks from your account during the transition period.  Current fund Individual funds Integrys Energy Group Company Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: TEG  Will automatically transfer to new fund WEC Energy Group, Inc. Stock Investment objective: The Fund allows employees to directly participate in the future of the company through stock ownership. Asset class: Company stock Gross expense ratio: 0.00% Net expense ratio: 0.00% Ticker: WEC  The gross expense ratio reflects the percentage of total assets that is used to cover expenses associated with the operation of the stock fund, including management fees and operating expenses. Investment options that show a net expense ratio lower than the gross expense ratio have certain fee waivers in effect that reduce the expenses for that investment option. For more information about any fee waiver, including its duration, see the investment option’s prospectus or similar disclosure document.

## Important dates to remember

| Date | Event | What it means to you |
|---|---|---|
| June 22, 2015 | Transition period begins | Before the transition period begins is your last chance to access your account through Wells Fargo at **wellsfargo.com** or **1-800-728-3123**. |
| Week of July 6, 2015 | Transition period expected to end | Access to your account is available. You can view your account balance and request account transactions for the third quarter.<br><br>During the transition period you may determine if the transition period has ended by contacting Wells Fargo at **wellsfargo.com** or **1-800-728-3123**. |

## Account access

You will receive a communication when the transition is complete, which is expected to happen the week of July 6, 2015. After the transition period ends, you may submit transaction requests to be processed according to the normal quarterly process schedule. To learn more about this change, please go online or call the Wells Fargo Retirement Service Center.

### Go online: wellsfargo.com

First time user? Choose **Sign Up** at the top of the page to get online access to your retirement account and any other accounts you have with Wells Fargo. You will be guided through a short series of questions; be sure to check the box indicating that you do not have an account number.

Have other Wells Fargo accounts? If you have other Wells Fargo accounts that you access online, sign on using your existing username and password, then select the name of your retirement plan.

Don't automatically see your retirement plan account in your account summary? Once you've signed on, visit the **Account Services** tab, then under **Account Information** select **Add Accounts**. Your retirement account should be available to add.

### Call us: 1-800-SAVE-123 (1-800-728-3123)

To access your account by phone, you'll need your Social Security number (SSN) and your personal identification number (PIN), which is initially the last four digits of your SSN. You'll be required to change your PIN the first time you call.

The Retirement Service Center offers 24-hour automated account access. Representatives are also available Monday through Friday from 7:00 a.m. to 11:00 p.m. Eastern Time.

## Complete investment line up

The chart below lists all the investments that will be available in your plan the week of July 6, 2015.

| Asset class | Funds |
|---|---|
| **Target date funds:** | |
| Target date | Vanguard Target Retirement Income Inv[1] |
| Target date | Vanguard Target Retirement 2015 Inv[1] |
| Target date | Vanguard Target Retirement 2025 Inv[1] |
| Target date | Vanguard Target Retirement 2035 Inv[1] |
| Target date | Vanguard Target Retirement 2045 Inv[1] |
| **Asset allocation options:** | |
| Balanced/Lifestyle | Fidelity® Balanced |
| Balanced/Lifestyle | Northern Trust Balanced Fund |
| **Individual funds:** | |
| Stable value/money market | Wells Fargo Stable Return N35[2] |
| Bond | Northern Trust Bond Fund |
| Bond | Vanguard Total Bond Market Index I |
| Domestic stock – large cap | Dodge & Cox Stock |

Domestic stock - large cap   Northern Trust S&P 500 Value Fund Domestic stock - large cap   Northern Trust S&P 500 Equity Fund Domestic stock - large cap   Vanguard Total Stock Market Idx I Domestic stock - large cap   American Funds Growth Fund of Amer R5 Domestic stock - large cap   Northern Trust S&P 500 Growth Fund Domestic stock - mid cap   Northern Trust Mid Cap Equity Fund Domestic stock - small cap   Loomis Sayles Small Cap Value Instl Domestic stock - small cap   Northern Trust Small Cap Equity Fund Domestic stock - small cap   Hartford Small Company HLS IA International   Northern International Equity Index International   Invesco International Growth R5 Company stock   Wisconsin Energy Corporation Stock3  1None of the services provided under age-based investing are intended to constitute investment, financial, tax, or legal advice. The age-based investment options have been selected by the plan sponsor (e.g., your employer), plan committee, or other plan fiduciary. Neither Wells Fargo Bank, N.A. nor its affiliates, employees, agents, or representatives have provided investment advice or recommendations with respect to the selection of any of the age-based investment options offered in the plan. In addition, the information contained herein does not constitute “investment advice” under the Employee Retirement Income Security Act of 1974. Your access to age-based investing is subject to continued use by your plan sponsor.  2The fund is a Bank Collective Investment Fund subject to primary regulation of the Office of the Comptroller of the Currency. The fund is not a mutual fund and is not subject to the same registration requirements and restrictions as mutual funds. The fund is NOT FDIC insured, NOT an obligation or a deposit of Wells Fargo Bank, is NOT guaranteed by the Bank and involves investment risk, including possible loss of principal. For more complete information about the Wells Fargo Stable Return Fund N35, obtain a current disclosure statement by visiting wellsfargo.com/advantagefunds and entering the keyword “collective” or by calling the Retirement Service Center at 1-800-728-3123.  3Due to lack of diversification, an investment in employer stock involves more risk than other funds.  For more information about these investments including fees and expenses, obtain a current prospectus or similar disclosure document by calling the Retirement Service Center at 1-800-728-3123, visiting wellsfargo.com, or calling your plan administrator.  Investments in retirement plans:  NOT FDIC INSURED   NO BANK GUARANTEE   MAY LOSE VALUE Fund information is obtained from sources believed to be reliable, including the mutual fund companies. Wells Fargo Bank, N.A. does not guarantee the completeness or accuracy of the information and shall not be liable for any errors in content or any actions taken upon the information. Please read the fund prospectuses carefully for more detailed information.  Recordkeeping, trustee, and/or custody services are provided by Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A., and its affiliates, employees, agents, and representatives do not act as investment advisors or investment fiduciaries with respect to the selection of participant directed investment options of any plan. The plan sponsor, plan investment committee, or other plan fiduciary must make an independent decision about which funds to include in the plan.  © 2015 Wells Fargo Bank, N.A. All rights reserved. 3633 G23892 5-15 NWS

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy and Integrys, Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. There are several factors which could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.